Filed by American Tower Corporation

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: SpectraSite, Inc.

(Commission File No.: 001-31769)

This filing relates to a planned business combination between American Tower Corporation (“American Tower”) and SpectraSite, Inc. (“SpectraSite”) pursuant to the terms of an Agreement and Plan of Merger, dated as of May 3, 2005 (the “Merger Agreement”), by and among American Tower, SpectraSite and Asteroid Merger Sub, LLC. The Merger Agreement will be filed with the Securities and Exchange Commission as an exhibit to the Report on Form 8-K to be filed by American Tower.

The following is a transcript of a conference call held on May 4, 2005 by members of American Tower’s and SpectraSite’s management to discuss the merger. An archived copy of the conference call has been posted and is accessible on the American Tower website.

AMERICAN TOWER CORPORATION

May 4, 2005

11:00 AM

Operator

Good morning. Ladies and gentlemen my name is Tina, and I will be your conference facilitator today. At this time, I would like to welcome everyone to the American Tower and SpectraSite merger conference call. [Operator Instructions] After the speakers’ remarks there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. [Operator Instructions] I will now turn the call over to Mr. Powell, Director of Financial Planning and Analysis.

Michael Powell - American Tower Corp.—Director, Financial Planning

Thank you, Tina. Good morning and thank you for joining American Tower and SpectraSite conference call regarding our agreement to merge. Before we begin, we would like to remind you this call will be dealing with forward- looking statements that involve a number of risks and uncertainties. Please refer to the risk factors set forth in the presentation slides accompanying this conference call. Those contained in this morning’s press release and those set forth in American Tower and SpectraSite’s form 10-K for the year ending December 31, 2004 filed with the SEC and our other SEC filings. Please also note the definitions of any non-GAAP measures are provided at the end of the slide presentation. And now I would like to turn things over to Jim Taiclet, our Chairman and CEO of American Tower.

Jim Taiclet - American Tower Corp.—Chairman, CEO

Good morning everyone. Great for you to be with us. Joining me today here in Boston, are Steve Clark, President and CEO of SpectraSite, and Brad Singer, Chief Financial Officer of American Tower. This is one of the most important days in our company’s history and a landmark event for the tower industry. American Tower and SpectraSite are taking a step that Steve and I believe will clearly create the premier tower company in the industry. As you know, this morning we announced an agreement between American Tower and SpectraSite, under which SpectraSite will become a subsidiary of American Tower. As we’ve observed a strong operating performance of SpectraSite, we have been struck by the close alignment of their strategy with our own. Both companies share three strategic fundamentals.

And now I’ll begin on page one of our presentation. First, we have a solid, unwavering focus on the tower leasing business with its excellent inherit operating leverage and high margins. That’s coupled with the belief that we both share that additional scale can enhance performance even further in this business. Also we’ve got an unrelenting drive in both companies to maximize return on our our tower assets through operational performance initiatives, including process and systems improvement, people development, and close attention to cost control. And both companies have the common goal of providing compelling total return to shareholders by managing our balance sheet to appropriate leverage ratios.

As described on page one, we believe that this transaction strongly supports all three of these strategic fundamentals. On the side of scale, this accommodation is going to increase the American Tower U.S. tower base from 12,000 to 20,000. It will increase our share of typical big six carrier networks from around 10% today as we stand, to, when combined with SpectraSite, approximately 20% of a carrier’s network. This combination is going to give us greater flexibility to structure win-win contracts with our carriers. We’ll have more to offer them in terms of tower, scope and scale, and we hope it further enhances our market share in the industry.

I’m especially interested in the addition of the end building and distributing antenna systems that have been developed by SpectraSite as very high growth opportunities we can join together to pursue. On the operational performance side, we’re going to have a significantly larger revenue base to spread our fixed SG&A costs over. In addition to that, we’re going to strive to attain $30 million to $35 million of cost synergies as a result of reducing duplicative processes, out locations, etcetera, through the deal.

We’re going have to proportionally more sites in the combined company in the top 100 major markets than we had as a stand alone company, and these major markets are where we expect to see [inaudible] to happen faster and where network investments tend to be greater. In operations in the new company, we’re going identify and apply best practices from both companies. We’ve got an integration plan that will co-led and co-staffed with leaders from each company to identify those best practices, location and people. And very important for us, we intend to draw the best talent from both companies as we move forward. In regards to compelling returns to our shareholders, the lower SpectraSite financial leverage that they bring to the deal will provide incremental financial flexibility to the new combined company. We feel it will accelerate our ability to return cash to shareholders, and also that our greater size increases the diversification and of the company and also may ultimately lower our cost of capital as we move ahead.

In addition, our greater market capitalization could open up broadened shareholder bases to us, and perhaps eventually even put us into indexes. On page two, we have a summary of the terms of the transaction. Now taking all of these strategic aspects together, we’re fully convinced that the combined American Tower and SpectraSite are going to strengthen all three of the areas of strategy that I outlined earlier; power scale leasing and focus, operational excellence, and driving maximum return to our shareholders, and page two indicates how we’re going to accomplish this. The stock-to-stock merger, where each SpectraSite share will be converted into 3.575 shares of American Tower common stock. That will result in proportional ownership of the combined company; 59% to existing American Tower shareholders and 41% to existing SpectraSite shareholders. All six members of the American Tower board will continue as directors in the new company and I’m pleased to announce they’ll be joined by four SpectraSite directors, to include Steve Clark and Tim Biltz, and that will result in a 10-member board.

The senior management team in American Tower will continue in their current roles in the combined company. The senior team will consist of myself in the Chairman and CEO position, Brad Singer as CFO, Hal Hess as general counsel, and Steven Moskowitz and Michael Gearon as Presidents of our U.S. and international divisions respectively. As I said, we’ll also be working very closely with Steve and Tim to build joint integration teams to determine the best processes practices and locations for our combined U.S. business functions. And we really want to get to know the talent, management and employees of SpectraSite, many of whom that we’ll seek to retain in a combined company. And as typical for public transactions of this size, we’ll be preparing for and conducting shareholder votes and regulatory reviews during the next few months. We expect to close on the transaction later this year.

With respect to value, as outlined on page three, we believe the most appropriate metric for tower company comparisons is the ratio of enterprise value to discretionary free cash flow. That excludes the effect of capital expenditures on new investments from the calculation. In view of the proposed combination, we anticipate synergies of approximately $35 million per year at the high end, which for simplicity, we attribute to SpectraSite. The result is shown on the bottom of page three. And it indicates similar trading multiples of discretionary free cash flow between the companies in the range of approximately 17.5 to 18 times.

Our net assessment is that the synergies that include cost benefits, as well as the accelerated use of a portion of our net operating losses, indicate an MVP of over $400 million. The synergy value more than covers the approximately $300 million transaction premium and, moreover, the combined company will have significantly less leverage than we have today, increasing our overall financial flexibility and, hopefully, leading to reduced cost of capital over time. As you can see in the middle of page three, the combined firm value is over $11 billion at current rates. At this point, I’m very pleased to turn it over to Steve Clark for his perspective on how the transaction supports the strategic direction and goals of SpectraSite.

Steve Clark - SpectraSite, Inc.—President, CEO

Thanks, Jim. First, I want to say that I share Jim’s excitement and enthusiasm for this transaction. I think the combined company will clearly be and grow even further as a leader in this industry. From a historical prospective, very briefly, SpectraSite was built on the premise that the best opportunity for tower ownership is in the large metropolitan markets. That’s a portfolio strategy that has guided the way we developed this company with the result that we bought large number of towers in two transactions from, first, Nextel, and later, SBC. Those, together with a few smaller transactions, accounted for about two-thirds of the 7,800 towers that SpectraSite owns. The remaining third SpectraSite built, specifically in those same markets of interest. The result, in terms of a portfolio, is we have the leading concentration of towers in the top 25 markets, the top 50 markets and the top 100 markets; and believe as we’ve said many times before that that portfolio position really is that together with our people and processes have enabled us to lead the tower industry in revenue and EBITDA growth as well as many of the other key financial metrics.

In addition to that, more recently, but again, as given our understanding, of the dynamics of the wireless activity in these key metropolitan markets we also have developed the industry-leading position, Jim mentioned earlier, in building and distributed antenna system business. Today, we have about 80 installed in building systems in key markets. We’ll probably install close to 100 more this year and believe that with the base of more than 500 buildings we have exclusive rights to just the end building portion alone represents exciting future potential.

I think the — turning to slide five — the question that we’ve had to answer given that relatively strong position over the last 18 months or so has been what is the most appropriate way for this company and certainly a question the board has wrestled with over the longterm maximize return to SpectraSite shareholders. It’s pretty obvious the choices, we could buy more towers, build more towers, we could expand into new growth areas, we could more traditionally just return capital to shareholders, or we could participate in some sort of strategic combination. As I think many of you know, we have brought in an outside strategy consulting firm. We’ve wrestled a lot with this question, and if you think back to early December of this last year, several months ago, we said that we were going to proactively work on consolidation in the industry because our belief was that was the way to maximize return to our own shareholders.

So, in that sense, this transaction we believe creates that opportunity and the items shown on the slide I think are self evident but I want to touch on a couple them. First, obviously, there’s a premium for our shareholders based on the transaction. There’s a significant opportunity to reduce cost, as Jim has mentioned, through the synergies. I think some of the important things to point out, as well, is we’re very confident of American’s ability, together with us, to handle the integration risk. These are two companies that have great operational strengths and I don’t think the integration risks are much of an issue here at all. Obviously, the combined footprint of 20,000 towers in the U.S. will enable us to maintain relevance to our existing customers. Personally, I’m excited about the opportunity that we’ll have with what I think are coming with Wymax (ph) builds, other kinds of high-speed data builds. As Jim said those will occur in the markets where we’re going to have a strong leading position in the top 100 markets. It will also give us the ability, on a more accelerated basis, invest in areas like the distributed antenna system business. So all in all, we think this transaction meets all the strategic goals that will lead to maximizing shareholder return. I’ll turn it back over to Jim.

Jim Taiclet - American Tower Corp.—Chairman, CEO

Thank you, Steve, very much. Turning to page six, and to put this deal in the context of what we see for our industry, and also to help you understand why Steve and I are so excited about this opportunity, we start at top of page six. Our core customer base to major wireless carriers continue to expand as telecommunications and ultimately entertainment and information services migrate from wire to wireless platforms. As a result of this fundamental migration of both consumer and business traffic there’s an increasing wireless traffic that’s driven by more subscribers, more minutes of use, and greater data usage. We probably haven’t begun to imagine all of the applications that are going to use wireless transmissions, but we do know that real 3G wireless broadband deployment is now occurring in the U.S., driven by national, well-capitalized carriers. And although carriers have consolidated in a couple of cases, much of their motivation was to gain the scale to themselves invest in more high quality voice networks and to establish the wherewithal to roll out these expensive 3G networks faster. While combined carriers will strive for efficiency, the compelling competitive need for them to invest in network quality improvements, and a significant challenge is posed by the incompatibility of various wireless technologies will continue, in our view, to drive sustained demand for tower space. So, the combined American Tower SpectraSite, with the most numerous and most diverse tower portfolio by far in the country, will be, in our view, in the best position to meet carriers’ needs as we move into the wireless future. You can get a sense of the depth, breadth, and complimentarity of our combined portfolio on page 7. The new company will offer customers over 20,000 towers in the United States, with 85% of those in the top 100 markets and the major transportation corridors that connect them.

Nearly 50% of the portfolio will be located in the top 50 markets where Steve and I have suggested that advanced 3G services are likely to roll out first. The bar chart on page 8 clearly demonstrates the enhanced ability of this combined company to address our customers’ network needs. The number of towers that we will have to offer, will be nearly double that of any other single competitor. As most of you on this call are aware, the U.S. tower industry is quite fragmented and a key benefit in our view to customers and to the industry is that this transaction delivers the benefits of a very meaningful consolidation initiative in what is and remains a very fragmented industry.

The next slide, page nine, highlights our improved position as a combined company with each of the major U.S. wireless carriers. Of the typical big five carrier, the new company will about double our current presence, from about 10% of a given carrier’s network today using American Tower towers, to approximately 20% using the combined company’s towers. On page 10, we again emphasize the complimentarity of the two companies, with respect to revenue diversification. The combined company will have two-thirds of its revenue with the major U.S. wireless careers and their affiliates. Proportional exposure to what we have today of about 7% relative each to broadcast and the U.S. independent regional carriers. In addition, we’ll have a proportional reduction of our international business from 17% today to 11% of revenue in the combined company. So we feel the combined company is going benefit from a well balanced, and a well diversified portfolio. So to summarize all of the strategic and operational aspects of the merger on page 11, we’ll be the clear scale leader in the industry and this is an industry that by its very nature rewards scale.

We’ll have a strong presence in all segments of the market and among the biggest and most credit worthy customers. SpectraSite also brings the leading end building business to the portfolio and we have continued high hopes for that business and its growth prospects. We intend to take full advantage of the scale, operational skills, experienced people, cost reduction opportunity and the improved financial position that’s going to be enabled by this merger to deliver even greater value to shareholders. We believe this is a truly unique combination. On page 12, again, I want to mention and agree with Steve we have high confidence in achieving the integration and cost synergies that are identified on page 12. There are two principal components to the synergies. The first is a straightforward integration and elimination of duplicate corporate overheads and public company costs including professional services that many of you realize have been growing. The second is the integration of our fixed SG&A basis to serve a significantly larger number of towers. Through this integration, we should be able to drive a substantial degree of efficiency in each function.

So to reiterate the numbers quickly, on the corporate expense side, we’re targeting $19 million to $21 million of run rate cost synergies. In U.S. tower overhead we will be targeting $11 million to $14 million, and the total $30 million to $35 million of synergies overall. Now I’ll turn it over to our CFO, Brad Singer, who will provide additional information on the financial aspects of the transaction and also discuss the very strong quarter we just announced.

Brad Singer - American Tower Corp.—CFO

Thanks a lot, Jim. Moving to slide 13, from a financial perspective there’s some clear benefits to the transaction. SpectraSite grew slightly faster and, combined with the synergies we anticipate, it will improve our adjusted EBITDA and free cash flow growth. The breadth and geographic presence of over 20,000 domestic towers, focused primarily in the major markets and key corridors, along with the significant relationship with our customers we believe will benefit our sales and marketing efforts and positively impact the combined company’s future revenues and new business. There are also several benefits to our capital structure.

First, the transaction strengthens our balance sheet by reducing our overall leverage. Second, the deal is structured to provide maximum financial flexibility. And, third, size and diversity typically lowers risk and, ultimately, should reduce our weighted average cost of capital. And lastly, the combined company would also create one of the largest wireless related equity securities, enabling investors to participate in the growth of the wireless sector, while enjoying the stability of the tower sector. Moving to page 14. If we look at the combined numbers of the companies in 2004, you get a better sense of the scale and the economics involved the transaction. In terms of our pro forma tower port phone numbers, this transaction creates an asset base of more than 20,000 U.S. towers and increase in over 50% to our U.S. broadcast portfolio.

These increases in U.S. assets, plus our existing portfolios in Mexico and Brazil create a total tower portfolio of more than 22,000 towers. Our combined tower revenues exceeded $1 billion and adjusted EBITDA was more than $600 million. Please note that adjusted EBITDA numbers include the change in lease accounting principles and deduct non-cash tower rent expenses. Moving to page 15, for illustrative purposes we provided pro forma numbers for 2005 based on both companies public outlook and includes cost synergies as if they are realized day one. We realize that will take time and probably be a 12-month period after closing, but this is just for illustrative purposes.

What you’re looking at is over $1.1 billion in revenue, with an adjusted EBITDA of over $720 million, if we had realized the synergies this year. As part of the transaction — an important part of the transaction, free cash flow of $345 million in discretionary free cash flow of $423 million. Again, these numbers are based on 2005 guidance in achieving our synergy targets. As you can see the combined entity generates significant amounts free cash flow for our shareholders. For the purposes of this presentation, and for simplicity, we have utilized American Tower’s definition of free cash flow. Given the impact of various non-cash accounting adjustments, we will also be reviewing the most appropriate calculation that presents the true economics of the combined company. One of the other synergies, which might not be as well-known of this transaction, will be to ultimately rationalize all the different valuation metrics used by the industry as we move forward.

Turning to page 16, I would like to briefly talk about our first quarter earnings, which we released this morning, simultaneous with the announcement of this transaction. I would like to quickly highlight our operational performance. Tower revenues increased 10% and tower operating profit increased 14% and EBITDA 15% over the past year. Please note that the first quarter included approximately $1.5 million of unanticipated non-recurring revenues, and slightly less in expenses and their outlook reflects the current anticipated run rates. We successfully reduced our interest expense by 20%, or 14 million from the prior year, and our currently running around 215 million of total interest expense. We continue to anticipate using our cash on hand, free cash flow and financing capacity to repurchase our higher cost debt instruments, and expect savings of at least 30 million over the next year. Our CapEx was higher than anticipated, due to our successfully constructing 59 towers and have raised our guidance by approximately 5 million for the remainder of 2005; as we anticipate constructing between 150 and 175 towers. The average unlevered return on these new builds day one were 15%.

We also doubled our free cash flow from the prior year and nearly tripled our cash generated from operations to over 90 million. Looking forward to the remainder of 2005, we refined our outlook and tightened our [inaudible] to reflect our current run rates and expect our future business consistent with prior guidance. Moving to page 17, an important part of the transaction is what it it does for our balance sheet. We have structured the transaction to fully maintain the financial flexibility of SpectraSite’s lower leverage, while benefiting the overall combined company. The deal structure maintains SpectraSite as an unrestricted subsidiary of American Tower and, therefore, the vast majority of the limitations on our existing debt securities do not limit the financing activities of SpectraSite’s capital structure. As the slide details, pro forma net debt is approximately 6.2 times the full year of 2004 adjusted EBITDA, once again, including non-cash tower lease expense deductions. Based on the public outlook of both companies, and for simplicity sake, assuming the cash generated during the year remains on each respective balance sheet, we anticipate net debt to adjusted EBITDA of below five times.

Moving to slide 18, we anticipate ending 2005 with net debt to 2005 adjusted EBITDA ratio of 4.8 times, or slightly higher given potential capital market activities. The anticipated leverage is well within our target leverage ratio of four to six times and the long way from the 11.5 times leverage in 2002, and over 12 times leverage in 2001. As a result of the combined company’s capital structure, we’ll be in the position to consistently return our free cash flow and potentially utilize our balance sheet to further enhance shareholder value. We do not have new investment opportunities that are compelling to our shareholders. Our ultimate leverage, within our target range in the four to six times, will be based on market conditions at the time of closing. As we mentioned, the structure of the transaction preserves the flexibility afforded by the lower leverage of SpectraSite, as well as improves the entire balance sheet.

Turning to page 19. Due to the consolidation in the wireless sector, and the fact that many of the largest wireless providers are part of larger tele-companies, the combined entity would be one of the largest equities that participates in the growth of wireless service. As you can see, I believe we’re now the third largest. We believe this will enable new shareholders to take larger and more significant positions and further broaden our investor base. With that, I’ll turn this back over to Jim.

Jim Taiclet - American Tower Corp.—Chairman, CEO

Thanks, Brad. I would like to just simply summarize what the chart you’ve seen earlier, a few key points about this key transaction. We previously talked about that there are three fundamental goals for our combined business. First, we’ve got to maintain and enhance our position of industry scale, and this deal certainly does that for us. Second, we’ve been and SpectraSite has been very focused on operational execution and we’ll continue to do that and we will get the cost synergies that we promised. And, thirdly, we’re targeting compelling total returns to shareholders outlining some of the methods that Brad discussed and we intend to go after those and to be able to put ourselves in an excellent position of leverage and ability to return cash to shareholders, perhaps, sooner than we otherwise could have. Together, American Tower and SpectraSite will be America’s premier tower company and at this point we would be happy to take your questions. Go ahead, Tina, you can open it up for questions now.

Operator

At this time, ladies and gentlemen I would like to remind you [Operator Instructions]. We’ll pause for just a moment to compile the Q&A roster. And your first question will come from the line of Jonathan Atkin with RBC Capital Markets.

QUESTION AND ANSWER

Unidentified

Good morning I had a couple of the questions about the SG&A synergies, first of all. Was wondering when doe you begin to realize the benefits. Brad, I think made a passing reference to 12 months was hoping if you could e lap rate when the cost synergies happen and can any occur before you actually close on the merger.

Unidentified

John Hahn it’s Jim prior to the merger we’re going to operate as we must as two separate companies continuing to operate under our business plans moving forward. We expect it will take as much as six months to complete the closing process of the deal so during that period worries going operate infently. However, we’re going to have to have an integration teams up and rung that whole time. They’ll be planning so that on day one we can start to reduce appropriate costs and so I think that as 2006 begins, we will begin to see real cost coming out of the business and by the end of the year we will get to the run rate that we’ve indicated.

Unidentified

And was wondering what kind of do diligence you conduct whd a arrived at that 30 to $25 million target what are some of the factors that might lead you to deviate from that number.

Unidentified

It started with Steve and I going through the organization and how it is structured, location and then literally every line tmg of the income statement that refers to corporate SG&A expenses of the U.S. business and you know came up with our initial estimates and then mark and Brad Singer and Tim built and others weighed in on those to refine them and we feel confident by that line by line analysis being something we can achieve.

Unidentified

Was wondering how do you arrive at $400 million MVP or higher number in terms of the synergy value?

Unidentified

John, it’s really a DcF you take arrange it and it is baked when you think you’ll receive those synergies offset by the cost of the transaction and nothing more complicated than that it works out to roughly about a 12 times multiple on the synergies.

Unidentified

Thank you.

Unidentified

Next we’ll hear from the line of break blatd with Lehman Brothers.

Unidentified

Good morning.

Unidentified

Good morning.

Unidentified

Couple of questions. I know you say that you still think optimal leverage is in the 4 to 6 range and I know that both Brad and Jim have talked about the potential for buy backs in ‘06, I’m wondering if perhaps this would accelerate that. That’s question one, question two is for the SpectraSite folks. Could you just outline the bidding process for this asset. Has there been material interest expressed by any other tower operators, and then finally could you try to be a little bit more precise on the timing of the closure of the deal. What exactly are the approvals you need and why this should take longer than say, three or four months, thanks.

Unidentified

Well, I will take the first one and turn it over to Steve and Jim and Jim will circle back to the last one in term vs accelerating our ability to buy back shares or planning postclosing the capital structure we would have would be well within any of our target leverage ratios, so you can anticipate based on our prior comment that’s we would be thoughtful and aggressive and consistent about returning capital to shareholders if we don’t have a use for that capital if its within our target capital view, so I think it does accelerate it. It won’t accelerate prior to closing but that’s really the time table we’d be looking at.

Unidentified

In terms of the process, what I can tell you is that as I said earlier in the formal part of the presentation, we viewed this very much as a strategic issue and as an issue of trying to find the transaction that we felt created the greatest long-term return to our shareholders. We did publicly state in early December of 2004 that we intended to be pro active in shaping consolidation in this industry. We have had meaningful discussions with virtually every participant in the industry, and believe that the transaction that we’ve selected is undoubtedly the one that creates the greatest strawl to our shareholders. Good okay. On the closure timing, Blake. What we will be going through as I mentioned earlier is we will create a joint proxy with the shareholder votes it’s two to three months before that would be in place to do the vote, and we have though we have to attend to. On the regulatory side, we’re quite convinced this will require a Hart stop filing and we expect that the first 30 days we’ll be asked for a second request typical for a deal this size and those second requests could go three months, they could go five months, so that’s what sort of brings us to a time frame of around six months.

Unidentified

Okay, okay, thanks.

Unidentified

Your next question will come from the line of Vance Edelson with Morgan Stanley.

Unidentified

Thanks and con gratitudes on the announcement. If we could look at the timing little more if we consider the global signal sprint was announced in February it’s expected to close four months later we’re look more at six months. Could you spell out some of the regulatory reviews that need to take place. Are there environmental reviews which I think is sprng sprint is going through with their F.A.A. reviews does the Fcc get involve is it all of the above or none of the above and any additional color you can provide on the process and potential timing of those steps would be great.

Unidentified

Vince, appreciate the question, but I think the sprint global signal transaction was a totally different category than ours. These are two publicly traded companies that will be reviewed by the regulatory bodies regards to NI trust. That I don’t think needed to happen for global signal sprint. And certainly the shareholder vote was involved either. Could this happen a couple months quicker. We’re going to too our level best to make every effort to achieve that but the time line will be out of our hands. I’ve been through a few of these things before as has Steve and others here we don’t think we’re being overly conservative by suggesting this cobb a six months closing process.

Unidentified

However does the outlook change for building tours now that you’re going to have more than 20 MOU sites domestically considering the scale advantages you will have do you think you’re will be less focus odd spanning organically.

Unidentified

We’ll be exactly as focused as we are today which is highly focuses we’re looking for the 15% opportunities to build towers. In the U.S., we’ve actually conneded a team to do that. Built a new analyst tool to help us we won’t change our hurdle rates it is 10% per tower and typically that takes a customer and that is exactly how we’ll do it for the next period between announcement and closing and I expect it will exactly how we’ll do it after the closing.

Unidentified

If we think past the immediate time fght synergies, you guys kind of have an AI rock bottom disa SG&A as a percent of sales. What do you think that percentage moves in the long term versus currents levels even if there’s immediate damage if you think.

Unidentified

They don’t think of it in term vs percent we think of it in absolutely dollars if you look at the two SG&As added together and if we believe the synergies of 30 ta $5 million. Hopefully we can do better but that’s our range. Once you take Albany Away that 30 to $35 million that should grow at a cPI rate and we don’t expect to add significantly to it as our revenues keep growing.

Unidentified

Great, thanks a lot.

Unidentified

Anthony Carman your thrien open.

Unidentified

Couple of questions. First, just on the capital structure, Brad, I guess I was wont wondering how you viewed the free cash flow that’s going to be generated at the unrestricted sub of SpectraSite and our ability to take cash from that unrestricted subsidiary back to the ait group to continue deleveraging how you viewed sort of the cash and free cash flow moving through the unreinstructed sub and restricted group glt structure we’ve developed is dined to provide maximum flexibility to answer your question. All of those things we have the capability to do. I think to pay down debt from this point forward once the merger is console mated we would be within a relative range that is probably something we won’t be focused on but market conditions really dictate how you live your life. You should expect that if the cash that is generated or any financing absentivities occur within the SpectraSite those proceeds would be either used for new investment opportunities or attitude reward repay to our shareholders. It really is that straightforward.

Unidentified

This is maybe getting even more forward looking than you want but obviously the SpectraSite bonds have the ability to be called out and they have a bank deal that should be relatively easy to refinance do you envision collapse tion this capital structure in to the American Tower structure or is this a longer term view to have it as an unrestricted sub.

Unidentified

I think the American Tower holding company has certain limitations due to its indentures keeping this as unrestricted keeps the most flexibility I think as you look down the road in what happens whether the SpectraSite or restricted sub is financed with a variety of difference including mortgage backs it gives us the opportunity to do all of those thing and ultimately it could be brought into one unified structure what you don’t want to do is sacrifice capability and flexibility. What is fair for the entire balance sheet.

Unidentified

Final question, you talked a bit about the synergies I was wonder if you had a sense of what the ‘06 cash outlay would be for the combined company to tallly achieve those. Whether it was head count communication or up front cash cost to achieve those longer run synergies.

Unidentified

I think we have upfront costs in terms of transaction cost for advise reasmg, our advisors as well as legal fees and accounting fees and all of the professional srve that’s go with doing combinations. We also have worked in what we bheeive depending on the various outcomes of how the companies come together we’ve maiden estimate of what it would cost in terms of those costs and the total number that we came up with was somewhere in a range of approximately $70 million for transaction cost. A lot of that would be right at closing, so you would not see that come through post closing.

Unidentified

Anthony that’s inclusive of the deal cost and integration cost.

Unidentified

Basically that’s the cost to console mate the deal plus what you would have to basically fund to achieve the longer run synergies through the are not scbaition efforts you made out.

Unidentified

That’s from both sides .s0

Unidentified

That’s from pro forma both sides.

Unidentified

That’s right.

Unidentified

That would probably be at closing?

Unidentified

The significant majority would be at closing.

Unidentified

Great, thank you very much.

Unidentified

Your next question will come from Jim balance Jan with Bear Stearns.

Unidentified

Just a few questions. Just Brad so that I’ve got this right. It looks to me just thinking from an equity standpoint, the leaving SpectraSite is an unrestricted subsidiary bivs you the ability to use that free cash flow produced by SpectraSite to either buy back stock or pay a dividend is that right is that one of the main reasons to keep it as an unrestricted sub sub.

Unidentified

Ayes it and enables to us use nor leverage .s0

Unidentified

Also, have you spend any time think beg how much captial if you were to maintain the leverage, how much captial per year you would need to pay out, again whether as a dividend or buying back stock. In order to maintain the leverage and I assume that you’re happy at this 4.8 level as sort of where you want to keep it?

Unidentified

Well, I think since we don’t guide 2005 it would be very difficult for me to determine exactly what that number is or 2006 I’m sorry. And I think you should expect from us by the time this closes we’ll be talk beg 2006 and we will be discussing what our plans are and prior to that year taking effect.

Unidentified

Just a four to six times range are you looking to be more at five given current market conditions or do you think you’ll move closer to 4 or closer to 6?

Unidentified

I think we will base our decisions on what the market conditions are when we close. We’ve stated four to six times. We feel probably in the middle of that feels pretty good in the current market, but markets get better, markets get worse and so we on would evaluate it and keep an eye on flexibility.

Unidentified

One other question. Could you talk about any potential upside to the synergies, is there any upside to that — how could you get any upside to the synergies you’re talk beg?

Unidentified

We’ll have our integration team look at every element and every detail, Jim, that we would look at sort of through the financial statements, so we’re committing to 30 to 35 we’ll get that and look for more. We have very thorough integration team building process that if it is there to get that team will get it.

Unidentified

Great, good luck guys.

Unidentified

Thank you.

Unidentified

Next we’ll hear from the line of Ric Prentiss with Raymond James.

Unidentified

A couple questions for you guy el. First, a little bit further Brad you had a throwa way comment about looking at mortgage back securities possibly it’s a long process to to do those it seems crown captial is working on they’re and hopefully getting to some resolution. Is that something that SpectraSite or yourself could actually start doing the background work on, preparing for an asset back curet scbaition or mortgage stime one prior to the closing to be ready to reduce interest expenses and get correctly levered at closing?

Unidentified

Ric, the answer, it is possible. I think we will look at the entire captial structure combined as well as stand alone, and we will make the choice that’s we think are the most appropriate and the reason — I don’t mean it to be a throwa way line but it does provide the most flexibility and if the mortgage back instrument is an instrument that makes sense I think we’re not on pining on that call that is something we would explore and implementing. What we think is the appropriate financing.

Unidentified

It just seeming like other things take a while to do if you could use this interim period to be work og it it could seem to make sense, I guess. Second question for you guys and maybe for Steve, why now? What was the trigger to say come out of the two day review and let’s do it now, as opposed to waiting as opposed to doing it earlier in the year.

Unidentified

I don’t think it was anything to do with the two days of this week, Ric, as I said earlier I think it is something we said basically for the last two years in one way or another addressing both internally at management level, internally at the board level and externally with key investors. I think as the — I think — I hope we’ve been as consist yept as we think we’ve been prior to the ait Cingular announcement we felt that and pubically stated that — sure there were advantaging in one time cost savings but with the lack of consolidation to the customer side really didn’t see necessarily anything else that was drive ting. Now asoon as that did change first with the Cingular AT&T announcement and later with the Nextel sprint announcement that become larger and larger, and as I think was pointed out in the article in the “Wall Street Journal” it’s find to see the connedation on the wireless carrier side, what hasn’t happened prior to this announcement is comparable connedation on the side of those companies that provide products or services to those customers. We think that’s a very important and in fact going forward critical requirement this concept of remaining important or remaining relevant. If there was any shift in management’s thinking, I don’t think it was a shift. I think it came out about as we said it would because of customer connedation. The communicate guys probably need to do that as well. Second and third and final question. Any changes to share counts any immediate investing or changing in the options and you talked four to six being the leverage zone you think is appropriate looking at the read industry and obviously not 100% analysis but pretty close it seems like the reap guys have been picking up there leverage in almost 5 being the mid point now. 5 seems to be the low point and it really seems the range is 4 to 7 and even up to 8. Brad, you mentioned you look at Marques conditions but what makes the 4 to 6 why not a 5 to 7 and the asset back security scbaition seems to support a six level. .s0

Unidentified

I think when we look at captial structure and how much leverage you put on something it’s four to six set in stone it is November could it go four to seven. It could. Could it go four to eight, potentially but it is also what are you doing in term ftz type of financing you’re getting when you look at rates a lot of them have multi-year financing. It’s not just five year, ten year. It’s out for 20 years, the you could put in theory more leverage on a company if you have long-term debt you don’t have pricing list that’s what plays into the financial profile of the a company in the current coo environment and current scriewrz out there we believe that four to six times work. Could it be higher it absolutely could be as ratings improve and you get longer — the ability to put out longer debt at longer sustained pricing that also gives you the alt to actually take up leverage even azure ratings improve all of those things make sense we’re really common sense about this and we do things we think will produce the best outcome for shareholders as well as produce a balance sheet that is durable throughout a variety of market conditions.

Unidentified

We tae a scenario approach to planning. In other words we don’t bet everything on one level of interest rates versus another. We try to look at probabilities of oms and do a set of strategies that will give us the best expected value, even if that outcome woe like the best doesn’t necessarily happen.

Unidentified

And anything we should be aware to the share count side.

Unidentified

It doesn’t change. There to be fair there will be option investing that occurs at various stages along the way. Significantly for some folks at SpectraSite, but also that most of those would invest in over the course of the next six months anyway. So really not a lot of change at ule.

Unidentified

Lied nine it looks like you left out of the California and Nevada joint venture cell sites you took them off of the Cingular but not T-Mobil so you could probably add 5,000 cell sites .s0

Unidentified

Thanks. We’ll send the satellites to you in advance.

Unidentified

Thanks, Ric.

Unidentified

Your next comes from Mike hol role ins.

Unidentified

Hi, good morning. First as you weigh the options to repatriot in your word cash twook shareholders how doe you consider why IT dividend versus aa buy back program if you could give us an update. Secondly if you could talk a little bit more about the conditions you saw in the first quarter, with respect to activity, did you see more or less upgrades versus new site location and how do you feel the site, the backlog for site is building for the rest of the year.

Unidentified

Hey, Mike I’ll tee the first question and hand the second over to Jim. With regard to defend versus share buy back I think both are effective mechanisms they each have obvious tax differences and this — that has diminished with the changes in the tax code from a prospective of what is most efficiency a shared buy back is most efficient I think the key is to clearly communication what you’re doing and be consist yept if you’re buying back shares you’re buy ting back every week and taking your free cash flow and doing it if you’re paying dividend, hopefully you raise it every quarter and so I think could it be a combination of two? Could be weigh more heavily toward stocks buy back. All of those are possible outcomes and they all have benefits and some negative Ivans what I would telling you. Whatever we will do in terms of having how we handle excess cash and if e utilize leverage and increase the fund that’s we pay to shareholders, that will be done in a manner that will be clearly communicates and consistent executed, and we think that is the key.

Unidentified

On the first quarter, Mike you’ve heard from a couple companies already that I think the first quarter got off to a slower than usual start because of some planning delays. Integrations and our carrier customers but picked up very nicely towards the back end of the quarter we’ve got a great cap craigs trend and as a result we think the second half leaseup will be strong. Steve and Tim you shoved weigh in on that.

Unidentified

We’re in complete agreement in what we saw in the pipeline.

Unidentified

As much as we talked about in New Orleans and the carriers are very active in the market and it will be a big second half and a more traditional year.

Unidentified

Just doe followup are you seeing changes in the level of upgrades versus new site locations.

Unidentified

Not a lot. We’re probably on the order of 20% as upgrades that’s pretty standard, Mike.

Unidentified

Thank you,.

Unidentified

Tina, this will be the last question.

Unidentified

And your final question will come from the line of with lame.

Unidentified

One quick question on the cash movements in the structure. Brad I was just hoping you could comment on the current size of the restricted payment basket within the SpectraSite bonds following their recent stock repurchase program?

Unidentified

I believe that current basket is a little about the case than $100 million right now.

Unidentified

I think that’s about the number.

Unidentified

And then going forward it builds based to EBITDA less 1.4 times?

Unidentified

That’s right.

Unidentified

Basesed on the ‘05 giebs that would be about $130 million this year and obviously growing going forward if that is what you’re saying gives you enough comfort in the comploamp movements.

Unidentified

We’re assuming those bonds stay in place.

Unidentified

Okay.

Unidentified

There’s two ways to look athletic it. Right.

Unidentified

Exactly.

Unidentified

If you think of our goal as flexibilities than that’s how we look at everything .s0

Unidentified

right. Okay.

Unidentified

All right thanks to everyone

******************************************************************************

Cautionary Language Concerning Forward-Looking Statements

Statements herein regarding the proposed transaction between American Tower and SpectraSite, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about American Tower and

SpectraSite management’s future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of American Tower’s and SpectraSite’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of American Tower and SpectraSite shareholders to approve the transaction; the ability of American Tower to successfully integrate SpectraSite’s operations and employees; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in American Tower’s and SpectraSite’s filings with the Securities and Exchange Commission (“SEC”), including each company’s Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and American Tower and SpectraSite disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, American Tower plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus. INVESTORS AND SECURITY HOLDERS OF AMERICAN TOWER AND SPECTRASITE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN TOWER, SPECTRASITE, THE PROPOSED TRANSACTION AND RELATED MATTERS. The final Joint Proxy Statement/Prospectus will be mailed to shareholders of American Tower and SpectraSite. Investors and securityholders of American Tower and SpectraSite will be able to obtain copies of the Registration Statement and the Joint Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about American Tower and SpectraSite, without charge, at the SEC’s website http://www.sec.gov. These documents may also be obtained for free from American Tower by directing a request to American Tower Corporation, Investor Relations, 116 Huntington Ave, Boston, MA 02116 or for free from SpectraSite by directing a request to SpectraSite, Inc., 400 Regency Forest Drive, Cary, NC 27511, Attention: Secretary.

Participants in Solicitation

American Tower, SpectraSite and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from American Tower and SpectraSite shareholders in respect of the proposed transaction. Information regarding American Tower’s participants is available in American Tower’s Annual Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated April 27, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Information regarding SpectraSite’s participants is available in SpectraSite’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement, dated March 31, 2005, for its 2005 annual meeting of shareholders, which are filed with the SEC. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.